Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    NWT Supreme Court Upholds Environment Impact Review Decision

    Shares Issued and Outstanding: 55,670,715
    TSX: MPV
    AMEX: MDM

    TORONTO and NEW YORK, April 3 /CNW/ - In a ruling issued on April 2,
2007, the Supreme Court of the Northwest Territories dismissed an application for judicial review brought by De Beers Canada ("De Beers") and upheld the decision by the Mackenzie Valley Environmental Impact Review Board ("Review
Board") ordering that an Environmental Impact Review ("EIR") be conducted for the proposed development of the Gahcho Kue project.
    In November 2005 De Beers, as operator of the Gahcho Kue joint venture, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and
Water License to undertake the development of the Gahcho Kue diamond mine. On
December 22, 2005, Environment Canada referred the applications to the Review
Board, which commenced and Environmental Assessment ("EA"). On June 12, 2006
the Review Board ordered that an EIR of the applications should be conducted.
    De Beers Canada brought the application for judicial review of the Review
Board's decision to the Supreme Court of the NWT out of concern that the
Review Board might have exceeded its authority in ordering the EIR prior to conclusive completion of the EA. In initiating this action De Beers was concerned that the Review Board's decision might at a future date be challenged, which could have undermined the integrity of the permits. In concluding that the Review Board acted properly and within the law, the
Supreme Court has now provided assurance that the permitting process is proceeding appropriately. Following the decision of the Supreme Court of the
NWT, the Review Board is now expected to proceed with the EIR.
    Commenting, Mountain Province President and CEO, Patrick Evans said: "We are pleased that the decision of the NWT Supreme Court has now removed the concerns relating to the Review Board's decision. We are also pleased that the permitting process will now resume. It is uncertain at this time how the EIR will impact on the timing of the permitting process. De Beers will be seeking clarity from the Review Board in the near future regarding the process and timing for the permitting through the EIR. Once this clarity has been received we will inform our shareholders."
    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.
    Mountain Province Diamonds is a joint venture partner with De Beers
Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain
Province, which already owns 33.5 percent of Camphor Ventures, recently announced that it is taking up additional Camphor Venture shares tendered into an offer by Mountain Province, following which Mountain Province will own approximately 93.3 percent of Camphor Ventures. Mountain Province has also announced that it is extending its offer to the security-holders of Camphor
Ventures until April 16, 2007. If successful in its take-over bid, Mountain
Province will control a 49 percent interest in the Gahcho Kue Joint Venture.
De Beers is the operator of the project and can be called on by the joint venture partners to fund the project through to commercial production. If called on to fund a definitive feasibility study De Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De Beers will have the right to increase its interest to 60 percent following the commencement of commercial production.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 14:20e 03-APR-07